UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 000-55985

SILVER ELEPHANT MINING CORP.
(Translation of registrant's name into English)

Suite 1610 – 409 Granville Street
Vancouver, British Columbia, Canada V6C 1T2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	Condensed Interim Consolidated Financial Statements for the period ended September 30, 2023
99.2	Management’s Discussion and Analysis for the period ended September 30, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVER ELEPHANT MINING CORP.
(Registrant)

Date: November 27, 2023	By:	/s/ John Lee

John Lee
	Title:	Executive Chairman